FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 000-28508

Flamel Technologies S.A.
(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

     Indicate by check mark whether registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Flamel Technologies S.A. Notice of an Extraordinary General Meeting of Shareholders on March 4, 2005

99.2	Flamel Technologies S.A. Draft Resolutions to be Submitted to the Extraordinary General Meeting of Shareholders to be held on March 4, 2005

99.3	Flamel Technologies S.A. Board Report to be Submitted to the Extraordinary General Meeting of Shareholders to be held on March 4, 2005

99.4	Flamel Technologies S.A. Five Year Summary Financial Information

99.5	Flamel Technologies S.A. Form of Proxy

99.6	Flamel Technologies S.A. Document and Information Request Form

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: February 24, 2005	By:	/s/ Stephen H. Willard Stephen H. Willard Executive Vice President, Chief Financial Officer and General Counsel